Exhibit 16.1

July 15, 2011

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Build-A-Bear Workshop, Inc. (the Company) and, under the date of March 17, 2011, we reported on the consolidated financial statements of Build-A-Bear Workshop, Inc. as of and for the years ended January 1, 2011 and January 2, 2010, and the effectiveness of internal control over financial reporting as of January 1, 2011. On July 11, 2011, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated July 15, 2011, and we agree with such statements, except that we are not in a position to agree or disagree with the information set forth in the first two paragraphs therein; and the statement in the third paragraph as to the reason that the Audit Committee decided to dismiss KPMG on July 11, 2011.

Very truly yours,

/s/ KPMG LLP

St. Louis, Missouri